SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

JIN WAN HONG INTERNATIONAL LIMITED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

47760R101

(CUSIP Number)

Shufeng Lu

No. 10, Di-run Road, Jin-shui District

Zhengzhou City, Henan Province

China 450018

+86 18638767939

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 47760R101	13D

1	NAME OF REPORTING PERSON

Shufeng Lu
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other Person
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

		6,700,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		6,700,000
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.72%*
14	TYPE OF REPORTING PERSON

IN

* Represents the percentage ownership based on 8,100,000 shares of common stock of Jin Wan Hong International Limited outstanding as of May 19, 2017.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Jin Wan Hong International Limited, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is Room 1101, Block E, Guang Hua Yuan, 2031 Bin He Nan Road, FuTian District, Shenzhen City, China.

Item 2. Identity and Background

(a) This statement is being filed by Shufeng Lu (the “Reporting Person”).

(b) The Reporting Person’s business address is No. 10, Di-run Road, Jin-shui District, Zhengzhou City, Henan Province, China 450018.

(c) The present principle occupation of the Reporting Person is President and Director of the Issuer.

(d) During the last five years, the Reporting Person have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) China.

Item 3. Source and Amount of Funds or Other Considerations

The Reporting Person acquired all shares through a purchase of the shares from another individual, using the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 6,700,000 shares of the Issuer’s common stock, which represents approximately 82.72% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 6,700,000 shares of common stock of the Issuer.

(c)	Transactions in the securities effected during the past sixty days: None.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,700,000 shares of common stock reported in Item 5(a).

(e)	The date on which the Reporting Person ceased to be beneficial owner of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in Item 4 and Item 5 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the Person with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits

Copies of all agreements referenced herein can be found at www.sec.gov in the filings of Jin Wan Hong International Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 6, 2017	/s/ Shufeng Lu
Shufeng Lu